Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 95-I dated August 27, 2007

Term Sheet No. 2 to
Product Supplement No. 95-I
Registration Statement No. 333-130051
Dated August 30, 2007; Rule 433



Structured Investments	JPMorgan Chase & Co.
	$
	Least Performing Index Annual Review Notes Linked to the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index due September 15, 2010

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, each of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are at or above their respective Call Levels applicable to that Review Date. If the notes are not called, investors are protected at maturity against up to a 15% decline of any Index on the final Review Date but will lose some or all of their principal if any Index declines by more than 15%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a call premium payment if the notes are called.
- The first Review Date, and therefore the earliest call date, is September 10, 2008.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 15, 2010[†].
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about September 4, 2007 and are expected to settle on or about September 7, 2007.

Key Terms

Indices:	The S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index (each an "Index," and collectively, the "Indices").
Automatic Call:	On any Review Date, if the Index closing level for each Index is greater than or equal to its respective Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Call Level:	**First Review Date** **85% of the Initial Index Level for each Index** **Second Review Date** **85% of the Initial Index Level for each Index** Final Review Date 100% of the Initial Index Level for each Index

Payment if Called:	For every $1,000 principal amount note, you will receive $1,000 plus a call premium calculated as follows:
	    • at least 17.55%[*] x $1,000 if called on the first Review Date
	    • at least 35.10%[*] x $1,000 if called on the second Review Date
	    • at least 52.65%[*] x $1,000 if called on the final Review Date
	*The actual percentage applicable to the first, second and final Review Dates will be determined on the pricing date but will not be less than 17.55%, 35.10% and 52.65%, respectively.

Payment at Maturity:	If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 15% decline of any Index. If none of the Ending Index Levels has declined by more than 15% relative to its respective Initial Index Level, you will receive the principal amount of your notes at maturity. If the percentage decline of the Ending Index Level of any Index relative to its respective Initial Index Level is greater than 15%, you will lose 1.1765% of the principal amount of your notes for every 1% that the Least Performing Index declines beyond 15% and your payment per $1,000 principal amount note will be calculated as follows: $$\$1,000 + [\$1,000 \times (\text{the Least Performing Index Return} + 15\%) \times 1.1765]$$ where the "Least Performing Index Return" is the lowest of the Index Return for the S&P 500® Index, the Index Return for the Dow Jones EURO STOXX 50® Index and the Index Return for the Nikkei 225 Index. *Assuming the notes are not called, you will lose some or all of your investment at maturity if the Least Performing Index Return reflects a percentage decline of greater than 15%.*
Buffer:	15%
Index Return:	For each Index, the performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows: $$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	For each Index, the Index closing level on the pricing date.
Ending Index Level:	For each Index, the Index closing level on the final Review Date.
Least Performing Index:	On any trading day, the Index with the Least Performing Index Return, calculated as if the Ending Index Level for each Index were the closing level of such Index on such trading day.
Review Dates[†]:	September 10, 2008 (first Review Date), September 10, 2009 (second Review Date) and September 10, 2010 (final Review Date)
Maturity Date[†]:	September 15, 2010
CUSIP:	

[†]   Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" or "Description of Notes — Automatic Call," as applicable, in the accompanying product supplement no. 95-I.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) Please see "Supplemental Underwriting Information" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 30, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 95-I dated August 27, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 95-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 95-I dated August 27, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207003697/e28374_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable upon an Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.,* not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Indices as shown under the column "Level of Index with Least Performing Index Return Appreciation/Depreciation at Review Date." **The following table assumes that the Least Performing Index for the entire term of the notes will be the Dow Jones EURO STOXX 50® Index. We make no representation or warranty as to which of the Indices will be the Least Performing Index for purposes of calculating your return on the notes on any Review Date or at maturity.** The following table assumes a Call Level of 3570 for the Least Performing Index on both the first and second Review Dates and a Call Level equal to a hypothetical Initial Index Level of 4200 for the Least Performing Index on the final Review Date. The table assumes that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 17.55%, 35.10% and 52.65%, respectively, regardless of the appreciation of the Least Performing Index, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the notes, whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. For an automatic call to be triggered, the Index closing level for each Index must be greater than or equal to its respective Call Level on one of the Review Dates.

Level of Index with Least Performing Index Return at Review Date	Level of Index with Least Performing Index Return Appreciation/Depreciation at Review Date	Total Return if called at First Review Date	Total Return if called at Second Review Date	Total Return at Final Review Date
7560.00	80.00%	17.55%	35.10%	52.65%
7140.00	70.00%	17.55%	35.10%	52.65%
6720.00	60.00%	17.55%	35.10%	52.65%
6300.00	50.00%	17.55%	35.10%	52.65%
5880.00	40.00%	17.55%	35.10%	52.65%
5460.00	30.00%	17.55%	35.10%	52.65%
5040.00	20.00%	17.55%	35.10%	52.65%
4830.00	15.00%	17.55%	35.10%	52.65%
4620.00	10.00%	17.55%	35.10%	52.65%
4410.00	5.00%	17.55%	35.10%	52.65%
4200.00	**0.00%**	**17.55%**	**35.10%**	**52.65%**
4195.80	-0.10%	17.55%	35.10%	0.00%
3990.00	-5.00%	17.55%	35.10%	0.00%
3780.00	-10.00%	17.55%	35.10%	0.00%
3570.00	-15.00%	17.55%	35.10%	0.00%
3360.00	-20.00%	N/A	N/A	-5.88%
2940.00	-30.00%	N/A	N/A	-17.65%
2520.00	-40.00%	N/A	N/A	-29.41%
2100.00	-50.00%	N/A	N/A	-41.18%
1680.00	-60.00%	N/A	N/A	-52.94%
1260.00	-70.00%	N/A	N/A	-64.71%
840.00	-80.00%	N/A	N/A	-76.47%
420.00	-90.00%	N/A	N/A	-88.24%
0.00	-100.00%	N/A	N/A	-100.00%

JPMorgan Structured Investments —   TS- 1

Least Performing Index Annual Review Notes Linked to the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Least Performing Index decreases from the Initial Index Level of 4200 to an Index closing level of 3990 on the first Review Date. Because the Index closing level of the Least Performing Index (3990) on the first Review Date is greater than the corresponding Call Level of 3570, the notes are automatically called, and the investor receives a single payment of $1,175.50 per $1,000 principal amount note.

Example 2: The level of the Least Performing Index decreases from the Initial Index Level of 4200 to an Index closing level of 3360 on the first Review Date, 2940 on the second Review Date, and 3990 on the final Review Date. Because (a) the Index closing level of the Least Performing Index on the first Review Date (3360) is less than the corresponding Call Level of 3570, (b) the Index closing level of the Least Performing Index on the second Review Date (2940) is less than the corresponding Call Level of 3570, (c) the Index closing level of the Least Performing Index on the final Review Date (3990) is less than the corresponding Call Level of 4200, and (d) the Ending Index Level of the Least Performing Index has not declined by more than 15% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Least Performing Index decreases from the Initial Index Level of 4200 to an Index closing level of 2940 on the first Review Date, 2520 on the second Review Date, and 3360 on the final Review Date. Because (a) the Index closing level of the Least Performing Index on the first Review Date (2940) is less than the corresponding Call Level of 3570, (b) the Index closing level of the Least Performing Index on the second Review Date (2520) is less than the corresponding Call Level of 3570, (c) the Index closing level of the Least Performing Index on the final Review Date (3360) is less than the corresponding Call Level of 4200, and (d) the Ending Index Level of the Least Performing Index is more than 15% below the Initial Index Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount of each $1,000 principal amount note calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 15\%) \times 1.1765] = \$941.18$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the Index closing level for each Index is greater than or equal to its respective Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 17.55%* x $1,000 if called on the first Review Date; (ii) at least 35.10%* x $1,000 if called on the second Review Date; or (iii) at least 52.65%* x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  * The actual percentage applicable to the Review Dates above will be determined on the pricing date but will not be less than 17.55%, 35.10% and 52.65%, respectively.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is just over three years, the notes will be called before maturity if the Index closing level for each of the Indices is at or above the applicable Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this term sheet.

- **LIMITED PROTECTION AGAINST LOSS** — If the notes are not called and none of the Ending Index Levels declines by more than 15% relative to its respective Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level for any Index declines by more than 15% relative to its respective Initial Index Level, for every 1% that the Least Performing Index has declined below 15%, you will lose an amount equal to 1.1765% of the principal amount of your notes.

- **POTENTIAL FOR EARLY EXIT AND 17.55%** RETURN IN YEAR ONE, EVEN IF THE INDEX RETURN FOR EACH INDEX IS NEGATIVE ON THE FIRST REVIEW DATE —** The Call Level for the first Review Date is set at 85% of the Initial Index Level for each Index. Accordingly, you will receive a payment of $1,175.50** per $1,000 principal amount note after the first Review Date, even if the Index closing level for each Index on the first Review Date reflects a decline of up to 15% from its respective Initial Index Level.

  ** The actual percentage and payment if called applicable to the first Review Date will be determined on the pricing date but will not be less than 17.55% and $1,175.50, respectively.

- **DIVERSIFICATION OF THE INDICES** — The return on the notes at maturity is linked to the Least Performing Index, which will be one of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. For additional information on each Index, see the information set forth under "The S&P 500® Index," "The Dow Jones EURO STOXX 50® Index" and "The Nikkei 225 Index" in the accompanying product supplement no. 95-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 95-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

JPMorgan Structured Investments —   TS- 2

Least Performing Index Annual Review Notes Linked to the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 95-I dated August 27, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If the notes are not called and the percentage decline of the Ending Index Level of any Index relative to its respective Initial Index Level is greater than 15%, you will lose 1.1765% of your principal amount for every 1% decline in the Ending Index Level of the Least Performing Index relative to its Initial Index Level beyond the 15% buffer.
- **THE RETURN ON THE NOTES AT MATURITY IS LINKED TO THE LEAST PERFORMING INDEX** — You may receive a lower payment at maturity than you would have received if you had invested in the Indices individually, the stocks composing the Indices or contracts related to the Indices or their respective component stocks. An automatic call will be triggered only if all three Indices are at or above their respective Call Levels on one of the Review Dates and, if the notes are not called, your return on the notes at maturity will be determined by reference to the Least Performing Index. Therefore, your investment in the notes may not result in a return on such investment even if the Index closing levels of two of the three Indices are at or above their respective Call Levels on each Review Date. The performances of the three Indices may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of equities across diverse markets during the term of the notes.
- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation of the Indices, which may be significant. Because the Index closing level of any Index at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in any, some or all of the Indices.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index, the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index would have.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment on any Review Date or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold the notes to maturity.
- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are denominated, although any currency fluctuations could affect the performance of the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in each Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks included in each Index;
  - the expected positive or negative correlation between the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index, or the expected absence of any such correlation;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar, the European Union euro and the Japanese yen; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —   TS- 3

Least Performing Index Annual Review Notes Linked to the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index

Historical Information

The following graphs set forth the historical weekly performance of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index based on the applicable weekly Index closing level from January 4, 2002 through August 24, 2007. The Index closing level of the S&P 500® Index on August 29, 2007 was 1463.76. The Index closing level of the Dow Jones EURO STOXX 50® Index on August 29, 2007 was 4193.58. The Index closing level of the Nikkei 225 Index on August 29, 2007 was 16012.83.

We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of any of the Indices on any Review Date. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.







Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $32.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-32 of the accompanying product supplement no. 95-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $32.50 per $1,000 principal amount note.

JPMorgan Structured Investments —   TS- 4

Least Performing Index Annual Review Notes Linked to the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index